UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue

Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Change of Principal Executive Office

On December 4, 2023, the Company changed its principal executive office to Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Central, Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		c	INFOBIRD CO., LTD

Date:	December 4, 2023	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer

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